Exhibit 99.3

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM;
	NYSE Amex: SVM	July 27, 2009

Silvercorp to Announce First Quarter Results & Hold Analyst Conference Call

VANCOUVER, British Columbia – July 27, 2009 – Silvercorp Metals Inc. (“Silvercorp”) plans to release its unaudited first quarter results for the period ended June 30, 2009, on Thursday, August 13, 2009, after the close of the market.

Silvercorp’s management will hold a conference call on Friday, August 14, 2009, at 7:00 a.m. PT/10:00 a.m. ET to discuss the first quarter results with analysts. Shareholders, media and interested investors are invited to listen to the live conference call over the internet by going to www.silvercorp.ca and clicking on the conference call link on the home page or over the phone by dialing (612) 332-0530 just prior to the starting time.  Analysts who wish to receive the toll-free dial-in number for this conference call are invited to contact Silvercorp at (604) 669-9397 or via email to ir@silvercorp.ca no later than 2:00 p.m. PST on Thursday, August 13, 2009. All participants will be asked to register with the conference call operator.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The Company is also applying for a mining permit at the newly acquired, 95% owned Gaocheng and Shimentou properties in the Guangdong Province of China to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.